Mail Stop 4561

June 4, 2008

Via U.S. Mail and Facsimile 414.905.2879

Mr. Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue
Suite 1900
Milwaukee, WI 53202-4125

> **Re:** **The Marcus Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed August 14, 2007**
> **Definitive 14A**
> **Filed September 12, 2007**
> **File No. 001-12609**

Dear Mr. Neis:

We have reviewed your response letter dated May 30, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2007

General

1.   We note general counsel's affirmation regarding the company's awareness of its
        obligations under the Securities Act of 1933 and the Exchange Act of 1934 and
        the representations which followed. Please provide to us the same representations
        from the company, signed by an appropriate officer of the company.

Item 7. Management's Discussion and Analysis

Hotels and Resorts, page 25

2.   We note your response to our comment number four; however, we continue to
        believe that you should disclose in your future filings the actual amounts of
        RevPAR, occupancy, and average daily room rates for the periods reported. This
        disclosure appears to be standard in the hotel industry so it is not clear why you
        believe disclosure by your company would cause competitive harm. We also note
        that this information is reported by Smith Travel Research so it appears that you
        have previously released the information and the information appears to be
        relevant to analysts and investors.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Earnings, Page 39

3.   We have reviewed your response to comment number six and your support for the
        significance of the line item to the company. Please tell us whether current and
        future revenue streams expected from your unconsolidated joint ventures are the
        same streams that the company currently enjoys. For those revenue streams of the
        unconsolidated joint ventures that are not the same as those currently enjoyed by
        the company, please provide additional information supporting your compliance
        with Rule 5-03(b) of regulation S-X.

Definitive 14A for the fiscal year ended May 31, 2007

Compensation Discussion and Analysis

Role of Our Compensation Committee, page 11

4.   We note your response to our comment number eight that the compensation
        committee did not receive or review the identities of the companies used by
        Watson Wyatt in preparing compensation data for the committee. Please tell us
        and revise future filings to describe in more detail the data that the compensation

committee receives from Watson Wyatt and disclose that the compensation committee does not receive or consider the identities of the companies for which it has received compensation data. Clarify whether Watson Wyatt provides data on a company-by-company basis or if it provides average data within each market sector. Please note that if you are benchmarking compensation to certain companies, you must identify all of the companies in your future filings.

Cash Bonuses, page 12

5. We note your response to our comment no. 11, which addresses disclosure of targets for future years. Please confirm that you will disclose your 2008 Adjusted EBITDA target in connection with your discussion of 2008 compensation amounts in the 2009 proxy statement.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at 202.551.3404 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief